SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

RYANAIR TO OPEN BELFAST BASE (NO. 77)

3 BASED AIRCRAFT, $300M INVESTMENT

 4 X DAILY LONDON GATWICK SERVICE & 5 MORE NEW ROUTES

Ryanair, Europe's favourite airline, today (7 Jan) announced it will open a new base at Belfast International Airport, starting in March, with 1 based aircraft (an investment of $100m), and a 4 times daily service to London Gatwick. The base will grow to 3 aircraft and 5 more new routes from October 2016, which will deliver over 1m new customers p.a. and support 750* "on-site" jobs at Belfast International Airport.

From March 2016, Ryanair will open a base in Belfast Intl. and deliver:

• 3 based aircraft ($300m)

• 1 new route: London Gatwick (4 x daily)

• 5 more new routes to follow in Oct. 2016

• 28 weekly flights

• Over 1m customers p.a.

• 750* "on site" jobs p.a.

In Belfast, Ryanair's David O'Brien said:

"Ryanair is pleased to open a new base at Belfast International Airport from March, as we invest $300m, in 3 based aircraft, and a high frequency daily route to London Gatwick, and 5 other new routes from October 2016, which will deliver over 1m customers p.a. at Belfast International Airport and support 750 jobs.

Our 4 x daily Belfast - Gatwick service will be ideal for both business and leisure customers and we look forward to growing routes, traffic, jobs and tourism in Belfast in the coming months and years. Our customers can look forward to further improvements in the coming months, including our personalised website, with exciting new digital features such as real customer destination reviews, under our "Always Getting Better" programme, as we continue to offer so much more than just the lowest fares.

To celebrate our new Belfast International base we are releasing over 100,000 seats on sale at prices from just £9.99 for travel in March, April and May, which must be booked by Monday (11 Jan). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Graham Keddie, MD of Belfast International Airport, said:

"This is a significant and far-reaching announcement by Ryanair. The Gatwick slots given up by Aer Lingus as part of the IAG takeover, are being safeguarded and used for the benefit of Northern Ireland. Gatwick is growing in popularity, and it was crucial to retain them.

In addition, the promise of three based aircraft and 5 more new routes to be announced later in the year increases Northern Ireland's 'reach' and gives Belfast International a competitive edge. This very positive news is the equivalent of a major inward investment without the strain on public finances. It will deliver thousands of new visitors and hundreds of welcome new jobs. Despite the damaging Air Passenger Duty (APD), this announcement shows Belfast International can defy the odds. Just imagine what we could achieve if the 'yoke' of APD were removed (as it has been in the Republic of Ireland)?"

* ACI confirms up to 750 'on-site' jobs per 1m passengers

For further information
please contact:
                                    Robin Kiely                             Joe Carmody
                                    Ryanair Ltd                             Edelman Ireland
                                    Tel: +353-1-9451949            Tel: +353-1-6789333
                    press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 January, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary